United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

April 25, 2016

     Re: Lepota, Inc.

     Registration Statement on Form S-1
    Filed April 11, 2016

     File No. 333-198808

Dear Pamela Howell:

This letter sets forth the responses of Lepota Inc. (the "Company") to the comments of the reviewing staff (“Staff”) of the Securities and Exchange Commission (“Commission”) in connection with the above-referenced filing as set forth in the comment letter of April 20, 2016.  Each numbered paragraph below responds to the comment having the same number in the April 20, 2016, comment letter.

1. General Information…, page 5

We note your statement in the second paragraph that you expect the sales to begin in August 2015. Please update your disclosure here and throughout the prospectus to reflect the current status of your business.

In response to the Staff’s comment, the Company has revised this and other relative disclosures.

2. Executive Compensation, page 42

We reissue comment 21 from our October 16, 2014 letter. We note that your officer and director salaries are being deferred until the company is in a position to pay such salaries. Please revise the executive compensation table to reflect the amount of compensation and provide footnote disclosure of the amount that has been deferred. See Instruction 4 to Item 402(n) of Regulation S-K. Also, please revise your table of contents to address your executive and director disclosure.

In response to the Staff’s comment, the Company would like to inform the Staff that there is no amount deferred, solely the policy is being deferred. We've amended relevant disclosure in this section.

3. Financial Statements, page 47

It appears you omitted the audit report on your financial statements for fiscal years ended July 31, 2015 and 2014. Please amend your filing to provide audited financial statements required by Rule 8-02 of Regulation S-X. Please ensure your audit report meets the requirements of Rule 2-02 of Regulation S-X.

In response to the Staff’s comment, the Company has inserted the audited report which was missing from the previous filing.

The Company hereby acknowledges that:

•

should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•

the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely, /s/ Iurii Iurtaev Iurii Iurtaev, Director

cc: Frederick C. Bauman, Esq.